# BRENDAN E. CRYAN & COMPANY, LLC

Statement of Financial Condition

December 31, 2024

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17A-5(D) UNDER THE
SECURITIES EXCHANGE ACT OF 1934)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-41526 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___

MM/DD/YY            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Brendan E. Cryan & Company,LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__14 Wall Street,suite 2049__

(No. and Street)

| __New York__ | __New York__ | __10005__ |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| __Mr. Gabriel Freytes__ | __212-618-1200__ | __gfreytes@bcryanco.com__ |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Sanville & Company, LLC__

(Name – if individual, state last, first, and middle name)

| __2617 Huntingdon Pike__ | __Huntingdon Valley__ | __PA__ | __19006__ |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| __09/18/2003__ | __169__ |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, __Gabriel Freytes__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Bendan E. Cryan & Company,LLC__ , as of __December 31__ , 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

**KAREN C. BUTZGY**
NOTARY PUBLIC, CONNECTICUT
My Commission Expires
February 28, 20 25

Title: _____
Chief Executive Officer

Notary Public

**This filing\*\* contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# BRENDAN E. CRYAN & COMPANY, LLC
## Table of Contents



Sanville & Company LLC

Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member and
Those Charged with Governance of
Brendan E. Cryan & Company, LLC

**Opinion on the Financial Statement**
We have audited the accompanying statement of financial condition of Brendan E. Cryan & Company, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Sanville & Company*

We have served as the Company's auditor since 2023.
Huntingdon Valley, Pennsylvania
March 7, 2025

# BRENDAN E. CRYAN & COMPANY, LLC
## Statement of Financial Condition
### December 31, 2024

ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 669,525 |
| Due from broker | 1,663,718 |
| Marketable securities - at fair value | 207,944 |
| Commissions and rebates receivable | 147,955 |
| Intangible assets | 218,000 |
| Fixed assets at cost, net of accumulated depreciation of $13,802 | 71,825 |
| Other assets | 11,081 |
| **TOTAL ASSETS** | **$ 2,990,048** |

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

| | |
|---|---:|
| Accounts payable and accrued expenses | $ 50,758 |
| Note payable - vehicles | 48,399 |
| TOTAL LIABILITIES | 99,157 |

COMMITMENTS AND CONTINGENCIES

| | |
|---|---:|
| MEMBER'S EQUITY | 2,890,891 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 2,990,048 |

The accompanying notes to the statement of financial condition are an integral part of the financial statements.

## Note 1 – Organization and Nature of the Business

Brendan E. Cryan & Company, LLC (the "Company") is a New York State Limited Liability Company formed in 1999 for the purpose of conducting business as a broker on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company's business as a proprietary trader is subject to regulation by various governmental agencies and self-regulatory organizations, including the SEC, NYSE and FINRA. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1), which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with Footnote 74 to SEC Release 34-70073.

The Company as a proprietary trader clears all transactions on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the proprietary accounts of the Company and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

## Note 2 – Summary of Significant Accounting Policies

### a) Basis of Accounting
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

### b) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

### c) Securities Transactions and Revenue Recognition
The Company generates revenues buying and selling securities for its own account and earns rebate income and liquidity credits based on quoting in Exchange-listed securities as an Electronic Designated Market Maker for NYSE American Market. Execution and clearing expenses and rebate income are recorded on the trade date(the date the Company fills the trade order by finding and contracting with a counter party and confirms the trade).

Net loss from securities transactions contains both realized and unrealized gains and losses.

## Note 2 – Summary of Significant Accounting Policies (continued)

### d) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of trade accounts receivable. The Company maintains cash balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

The responsibility for processing Company's market making activity rests with the Company's clearing firm, RBC Capital Markets LLC ("RBC"). The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable are charged back to the Company in the event of non-performance.

In accordance with industry practice, the clearing firm records transactions on a settlement date basis, which is generally two business days after the trade date. The clearing firm is therefore exposed to risk of loss on these transactions in the event of the Company's inability to meet the terms of its contracts, in which case the clearing firm may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its obligations. Any loss incurred by the clearing firm is charged back to the Company.

The Company, in conjunction with the clearing firm, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing firm established margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Rebate Revenue accounted for 100% of the Company's net revenue and accounts receivable due from the New York Stock Exchange ('NYSE") amounted to 100% of accounts receivable.

### e) Accounts Receivable Reserves

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current conditions. No allowance for doubtful accounts was required at December 31, 2024.

## Note 2 – Summary of Significant Accounting Policies (continued)

### f) Income Taxes

In as much as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The earnings of the Company are included in the income tax returns filed by the single member.

In accordance with ASC 740-10-50, "Income Taxes," the Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. As of December 31, 2024, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and the State and City of New York, and the previous three years of tax returns (i.e., 2021, 2022, and 2023) remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

### g) Fixed Assets

Computer Equipment is recorded at cost. Depreciation is recorded using the straight-line method over a period of 2 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is transferred to income. Maintenance and repair costs are expensed as incurred.

### h) Fair value of Financial Instruments

The fair value of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments.

### i) Segment Reporting

**The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting** Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its COO as the Chief Operating Decision Maker as specified in the ASU 2023-07. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

## Note 3- Commissions and Rebates Receivable

The Company has outstanding receivables consisting of rebates earned for performing market making services. The Company considers the amounts due from the NYSE to be fully receivable, and accordingly, no allowance for doubtful accounts has been established. As of December 31, 2024, the Company held $147,955 in commissions and rebates receivables.

## Note 4 – Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2024, and through the date of this report, there were no such claims.

## Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $2,410,838 which was $2,209,338 in excess of its required net capital of $201,500. The Company's net capital ratio was 4.13%, or 0.0413 to 1.

## Note 6 – Cash

Cash and cash equivalents are defined as short-term, highly liquid money-market mutual funds with original maturities of less than 90 days.

At December 31, 2024, $669,525 cash was held in interest-bearing accounts at BNY Mellon Bank. The Securities Investor Protection Corporation (SIPC) insures the brokerage accounts with RBC to the extent of $500,000 (including up to $250,000 for cash). The Company's cash accounts at times exceed amounts covered by insurance provided by the FDIC and SIPC.

## Note 7 - Due From Broker

At December 31, 2024, all of the securities in securities owned and securities sold were maintained with a clearing broker and the Company had the majority of its individual counterparty concentration with the clearing broker. Due from broker includes cash balances held at the clearing broker, proceeds received from securities sold, but not yet purchased, and the net amount receivable or payable for securities transactions that had not settled at December 31, 2024. At December 31, 2023, the Company held cash of $1,663,718 at clearing broker(" RBC"). Due from Broker includes a clearing deposit of $500,000.

## Note 8 - Financial Instruments and Risk

In the normal course of business, the Company trades equity securities and enters into various financial transactions where the risk of potential loss due to market risk and other risks can equal or exceed the related amounts recorded. The success of any securities activity is influenced by general economic conditions that may affect the level and volatility of equity prices, and the extent and timing of investor participation in the markets for equity securities. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impact on its ability to conduct its business and could cause losses to be incurred.

Short selling, or the sale of securities not owned by the Company exposes the Company to the risk of loss in an amount greater than the initial securities, and such losses can increase rapidly, and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "Short Squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly with prices significantly in excess of the proceeds received earlier.

## Note 9 - Fair Value Measurements

The clearing and depository operations for the Company's securities transactions are provided by ("RBC"). At December 31, 2024, all of the securities owned and sold short reflected in the statement of financial condition were held by this broker. Securities owned and sold short are subject to margin requirements.

The Company records its securities at fair value. Fair value is the price that would be received to sell an asset or paid to directly transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy are described below.

### Note 9 - Fair Value Measurements, continued

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. The quoted price for these securities is not adjusted, even in situations where the Company holds a large position, and a sale could reasonably be expected to impact the quoted price. The types of securities included in Level 1 include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices with Level 1 are observable for the asset or liability, either directly or indirectly, and the fair market value is determined through the use of models or other valuation methodologies.

Securities that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities, certain over-the-counter derivatives, and certain general and limited partnership and membership interests in funds that calculated net asset value per share, or its equivalent. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Securities that are included in this category generally include equity and debt positions in private companies and certain general and limited partnership interests in corporate private equity and real estate funds, debt funds, hedge funds, funds of hedge funds, and distressed debt.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

### Note 9 - Fair Value Measurements(continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a securities' level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the securities.

The following table summarized the valuation of the Company's securities as of December 31, 2024:

| | Quoted Prices In active market | Significant other observable Inputs | Significant unobservable Inputs | Balance at December 31, 2024 |
|---|---|---|---|---|
| | Inputs Level 1 | Level 2 | Level 3 | Total |
| **Assets** | | | | |
| Securities held, at fair value | $ 207,944 | $ - | - | $ 207,944 |

### Note 10 - Fixed Assets

In May 2023, the Company purchased a vehicle in the amount of $107,814. The Company financed the asset in the amount of $97,717 at an interest rate of 8.99% with an 84-month term.

The following is a summary of fixed assets at December 31, 2024:

| | Cost | Accumulated Depreciation | Net |
|---|---|---|---|
| Vehicle | $ 104,359 | $ 32,534 | $ 71,825 |

**Note 11 – Intangible Assets**

The following is a summary of non-goodwill intangibles at December 31, 2024:

Intangibles not subject to amortization:
Agreements, net of impairment loss recognized of $82,000          $218,000

Assets not subject to amortization are evaluated for impairment at least annually. During 2024, the Company determined that, based on estimated cash flows, the carrying amount of the intangible assets are fairly stated.

**Note 12 – Subsequent Events**

The Company has evaluated subsequent events after December 31, 2024, the date that the financial statements were available to be issued and available, noting that there were no subsequent events.